Jill Timm
262.703.2203
Jill.Timm@kohls.com

March 12, 2024

Aamira Chaudhry and Theresa Brillant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Kohl’s Corporation Form 10-K for Fiscal Year Ended January 28, 2023 File No. 001-11084

Dear Ms. Chaudhry and Ms. Brillant:

On behalf of Kohl’s Corporation (the “Company”), we are providing the following response to the comment set forth in the comment letter from the Staff of the Securities and Exchange Commission (the “Staff”) to Jill Timm, Chief Financial Officer of the Company, dated March 11, 2024. For your convenience, we have recited the comment from the Staff in bold type and have followed it with the Company’s response thereto.

Form 10-K for Fiscal Year Ended January 28, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

1.	We note your response to prior comment 2. Please expand your disclosure regarding the use of the capital structure ratio to state that the ratio is a liquidity measure, and that it is provided to your ratings agencies. Additionally, please add a footnote to EBITDAR to explain that this component of the ratio excludes costs (i.e. rent) that are essential to the operation of your stores.

Response

Beginning with our annual report on Form 10-K for the fiscal year ended February 3, 2024, we will expand our Capital Structure Ratio disclosure accordingly and add the requested footnote to EBITDAR. The following is an example of our intended future disclosure based on an illustrative revision of the actual disclosure beginning on page 29 of our Form 10-K for the fiscal year ended January 28, 2023:

Capital Structure Ratio

The following table shows our capital structure ratio (a non-GAAP financial measure):

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
March 12, 2024

	2022	2021
Adjusted debt to EBITDAR	4.92	2.33

Adjusted debt to EBITDAR is a non-GAAP financial measure which we define as our adjusted outstanding debt balance divided by EBITDAR. The increase in our adjusted debt to EBITDAR ratio is primarily due to the decline in net income from fiscal 2021 to fiscal 2022. We provide our Adjusted debt to EBITDAR ratio to our ratings agencies and our current goal is to achieve a ratio that demonstrates our commitment to an investment grade rating and allows us to operate with an efficient capital structure for our size, growth plans, and industry. Adjusted debt to EBITDAR is a liquidity measure and not a measure of financial performance under GAAP and should be considered in addition to, and not as a substitute for, debt or other GAAP financial measures of liquidity. Our adjusted debt to EBITDAR calculation may not be comparable to similarly-titled measures reported by other companies. See the key financial ratio calculations section below for our adjusted debt to EBITDAR calculation.

Key Financial Ratio Calculations

The following table includes our adjusted debt to EBITDAR calculation:

(Dollars in Millions)	2022	2021
Finance lease and financing obligations	$2,880	$2,251
Borrowings under revolving credit facility	85	—
Long-term debt	1,912	1,910
Total debt	$4,877	$4,161
Operating leases	2,689	2,624
Total debt (including operating leases)	$7,566	$6,785
Less: Operating lease, finance lease, and financing obligation liabilities (a)	(5,569)	(4,875)
Add: Cash-based lease equivalent debt (a)	4,488	4,650
Adjusted debt	$6,485	$6,560
Net (loss) income	($19)	$938

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade and Services
March 12, 2024

(Dollars in Millions)	2022	2021
(Benefit provision for income taxes	(39)	281
Loss on extinguishment of debt	0	201
Interest expense, net	304	260
Depreciation and amortization	808	838
Rent Expense	264	298
EBITDAR (b)	$1,318	$2,816
Adjusted debt to EBITDAR	4.92	2.33

(a)	Lease obligations presented under US GAAP are replaced with eight times cash rent for operating leases, finance leases, and financial obligations. A summary of cash rent can be found in Note 3 of the Consolidated Financial Statements. Management believes this normalizes for timing within the lease term and the impact of lease amendments triggered by our investment in the Sephora shop-in-shops.
(b)	The EBITDAR component of the Adjusted debt to EBITDAR ratio excludes costs (i.e., rent) that are essential to the operation of our leased stores.

Please do not hesitate to call me at (262) 703-2203 with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

 /s/ Jill Timm

Jill Timm
Chief Financial Officer

cc: Jennifer Kent, Chief Legal Officer and Corporate Secretary